Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Yingli Green Energy Holding Company Limited

We consent to the use of our reports with respect to the consolidated balance sheets of Yingli Green Energy Holding Company Limited and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG

Hong Kong, China
September 6, 2013